UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X            Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                      No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2006

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

MITSUBISHI UFJ FINANCIAL GROUP, INC.

NOTICE OF CONVOCATION OF

THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 9 2006—Please be advised that the 1st Annual General Meeting of Shareholders of Mitsubishi UFJ Financial Group, Inc. will be held as described below.

1.	Date and Time of Meeting:	Thursday, June 29, 2006

2.	Place of the Meeting:	New Takanawa Prince Hotel
at 13-1, Takanawa 3-chome, Minato-ku, Tokyo

3.	Matters to be dealt with at the Meeting:
Matters for Reporting:

	1.	Report on the Non-Consolidated Balance Sheet as of March 31, 2006, and the Non-Consolidated Statement of Income and the Business Report for the 1st Business Term (from April 1, 2005 to March 31, 2006), and report on the results of repurchase of own shares by a resolution of the Board of Directors based on the authorization provided for in the Articles of Incorporation.

	2.	Report on the Consolidated Balance Sheet as of March 31, 2006, the Consolidated Statement of Operations for the 1st Business Term (from April 1, 2005 to March 31, 2006), and the Results of the Audit of the Consolidated Financial Statements by the Independent Auditors and the Board of Corporate Auditors.

Matters for Resolution:

	First Item of Business	Approval of the Proposed Appropriations of Retained Earnings and Other Capital Surplus for the 1st Business Term

	Second Item of Business	Reduction of the Legal Capital Surplus

	Third Item of Business	Partial Amendments to the Articles of Incorporation

	Fourth Item of Business	Election of 15 (fifteen) Directors

	Fifth Item of Business	Granting of Retirement Gratuities to Retiring and Retired Directors and Corporate Auditors